Mail Stop 4561

February 24, 2009

Via U.S. Mail and Facsimile 312.960.5995

Mr. Scott Nelson
Vice President Accounting/Finance
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

       Re: General Growth Properties, Inc.
            Form 8-K for Event Reported October 21, 2008
            Filed October 27, 2008
            File No. 001-11656

Dear Mr. Nelson:

       We have reviewed your response letters dated January 23, 2009 and February 2, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 27, 2008

Exhibit 99.1

1.   Please provide to us an updated SAB 99 analysis for the cumulative correction of the error in compensation expense for the three and twelve months ended December 31, 2008. Within your response, please also address the impacts of the error on Income (loss) from continuing operations for all periods presented.

2.   Please disclose the following information, as part of your Item 302 of Regulation S-K disclosures within your Form 10-K for the fiscal year ended December 31, 2008:
   -   The existence and nature of errors to your previously reported prior quarters;
   -   The amounts of the errors which would have impacted each previous quarter, that were subsequently recorded as a cumulative correction of compensation expense in the fourth quarter of 2008; and
   -   Management's assessment and conclusion that the impact of the compensation expense was immaterial to the financial statements for all applicable prior periods and therefore did not require the restatement of previously issued financial statements.

3.   Please disclose within your MD&A a summary of the transactions which caused the error in compensation expense and the effects of the transactions on your results of operations for the fiscal year ended December 31, 2008.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief